10026989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOWARD WEIL INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Poydras Street, Suite 3500
(No. and Street)

New Orleans, LA (City) LA (State) 70163 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Jones, III 504-582-2841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kushner Lagraize LLC
(Name – *if individual, state last, first, middle name*)

3330 West Esplanade Avenue, Suite 100, Metairie, LA 70002
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/10/2010

OATH OR AFFIRMATION

I, James M. Jones, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Howard Weil Incorporated, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOWARD WEIL INCORPORATED

TABLE OF CONTENTS

December 31, 2009 and 2008

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR., CPA, CrFA
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Howard Weil Incorporated

We have audited the accompanying statements of financial condition of Howard Weil Incorporated, as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, cash flows, and changes in subordinated borrowings for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Howard Weil Incorporated, as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 16-17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kushner LaGraize, LLC

Metairie, Louisiana
February 11, 2010

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002

CPAMERICA INTERNATIONAL

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

HOWARD WEIL INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

ASSETS

	12/31/2009	12/31/2008
Cash and cash equivalents	$ 9,956,554	$ 9,749,570
Deposit with clearing organization	109,731	109,675
Commissions receivable	731,581	549,544
Accounts receivable - investment banking	1,536,142	159,339
Accounts receivable - related party	120,678	120,678
Equipment and leasehold improvements, net	206,052	204,461
Prepaid expenses and other assets	192,078	190,475
Secured demand notes receivable	3,316,182	2,915,436
TOTAL ASSETS	$ 16,168,998	$ 13,999,178

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 301,975	$ 177,114
Accrued compensation	4,524,706	1,918,566
Accrued expenses	891,133	767,157
Accrued interest payable-members	84,563	81,600
Dividend payable	-	523,284
	5,802,377	3,467,721
SUBORDINATED BORROWINGS	3,316,182	3,200,000
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 5,000 shares; issued and outstanding 100 shares	200,000	200,000
Additional paid-in capital	3,022,963	3,022,963
Retained earnings	3,827,476	4,108,494
TOTAL STOCKHOLDER'S EQUITY	7,050,439	7,331,457
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 16,168,998	$ 13,999,178

See Notes to Financial Statements.

HOWARD WEIL INCORPORATED

STATEMENTS OF INCOME

For the Years Ended December 31, 2009 and, 2008

	12/31/2009	12/31/2008
REVENUES		
Commissions	$ 31,242,370	$ 33,150,957
Investment banking (net)	3,551,801	2,687,701
Interest income	81,821	226,337
Other	-	848
TOTAL REVENUES	34,875,992	36,065,843
EXPENSES		
Compensation and benefits	21,334,244	17,578,071
Communications and technology	961,654	1,102,690
Occupancy	451,584	412,322
Interest expense	264,607	217,964
Depreciation	44,408	41,043
Floor brokerage and clearing fees	2,486,389	2,677,881
Other operating expenses	2,432,412	2,147,819
TOTAL EXPENSES	27,975,298	24,177,790
OTHER INCOME (EXPENSE)		
Gain on insurance recovery	21,011	-
Miscellaneous	(6,385)	-
TOTAL OTHER INCOME (EXPENSE)	14,626	-
NET INCOME	$ 6,915,320	$ 11,888,053

HOWARD WEIL INCORPORATED

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2009 and 2008

	Common Stock Voting No Par	Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance at December 31, 2007	$ 200,000	$ 3,022,963	$ 2,877,118	$ 6,100,081
Dividends paid - Poydras Capital, L.L.C.	-	-	(10,656,677)	(10,656,677)
Net income	-	-	11,888,053	11,888,053
Balance at December 31, 2008	200,000	3,022,963	4,108,494	7,331,457
Dividends paid - Poydras Capital, L.L.C.	-	-	(7,196,338)	(7,196,338)
Net income	-	-	6,915,320	6,915,320
Balance at December 31, 2009	$ 200,000	$ 3,022,963	$ 3,827,476	$ 7,050,439

See Notes to Financial Statements.

HOWARD WEIL INCORPORATED

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009 and 2008

	12/31/2009	12/31/2008
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net Income	$ 6,915,320	$ 11,888,053
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	44,408	41,043
Gain on insurance recovery	(21,011)	-
Net changes in operating assets and liabilities		
Deposit with clearing organization	(56)	(1,266)
Commissions receivable	(182,037)	451,584
Prepaid expenses and other assets	(1,603)	37,340
Accounts receivable	(1,376,803)	5,215,079
Accounts payable	124,861	(19,856)
Accrued compensation	2,606,140	(4,535,691)
Interest payable	2,963	12,750
Dividend payable	(523,284)	(482,542)
Accrued expenses	123,976	63,868
NET CASH PROVIDED BY OPERATING ACTIVITIES	7,712,874	12,670,362
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of equipment and leasehold improvements	(45,999)	(33,141)
Proceeds from gain on insurance recovery	21,011	-
NET CASH USED IN INVESTING ACTIVITIES	(24,988)	(33,141)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES		
Secured demand notes	(400,746)	(500,000)
Dividends declared	(7,196,338)	(10,656,677)
Subordinated borrowings	116,182	500,000
NET CASH USED IN FINANCING ACTIVITIES	$ (7,480,902)	$ (10,656,677)

See Notes to Financial Statements.

HOWARD WEIL INCORPORATED

STATEMENTS OF CASH FLOWS -Continued

For the Years Ended December 31, 2009 and 2008

	12/31/2009	12/31/2008
NET INCREASE IN CASH AND CASH EQUIVALENTS	206,984	1,980,544
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,749,570	7,769,026
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 9,956,554	$ 9,749,570
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid during the year	$ 261,644	$ 205,214

See Notes to Financial Statements.

HOWARD WEIL INCORPORATED

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

For the Years Ended December 31, 2009 and 2008

Subordinated borrowings at December 31, 2007	$ 2,700,000
Increases:	
Secured demand note collateral agreements	500,000
Subordinated borrowings at December 31, 2008	3,200,000
Increases:	
Secured demand note collateral agreements	1,658,091
Decreases:	
Secured demand note collateral agreements	(1,257,345)
Payments of subordinated loans	(284,564)
Subordinated borrowings at December 31, 2009	$ 3,316,182

See Notes to Financial Statements.

HOWARD WEIL INCORPORATED

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Howard Weil Incorporated, a Maryland corporation, (the "Company") is a registered securities broker-dealer operating from offices in New Orleans, Louisiana and Houston, Texas. The Company was a wholly-owned subsidiary of Legg Mason, Inc. (the Former Parent Company) until December 1, 2005, when 100% of the common stock of the Company was purchased by certain members of Company management organized as Poydras Capital, L.L.C. (see Note 2). The Company provides securities brokerage, equity research and investment banking services, with an emphasis on all sectors in the energy industry.

The Company's revenues are generated in two major segments: commissions and corporate finance with focused delivery to institutional customers. Commission revenues are paid directly to the Company via cash payments (checks or wires) or are generated per transaction through the trading of equity securities. Equity trades are processed delivery versus payment. The Company does not maintain proprietary positions in securities.

Use of Estimates

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of six months or less, when purchased, to be cash equivalents. There were cash equivalents of $0 and $3,379,247 at December 31, 2009 and 2008, respectively.

Deposit with Clearing Organization

A security deposit in the amount of $100,000 is required by the Company's third party broker/dealer, which acts as its clearing broker. This deposit is recorded at cost plus interest earned to date of $109,731 and $109,675 at December 31, 2009 and 2008, respectively.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at fair value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Securities Transactions

Commission revenues and related expenses for transactions with customers are recorded on a trade date basis.

Investment Banking (net)

Underwriting revenues and fees from advisory assignments are recorded when the underlying transaction is substantially completed under the terms of the engagement and the income is reasonably determinable, and includes gains, losses, and fees net of syndicate expenses arising from security offerings in which the Company acts as an underwriter or agent. In 2009, the Company included a loss of $95,614 with regard to an offering in which the Company later declined to participate. Expenses related to security offerings in which the Company acts as principal or agent are deferred until the related revenue is recognized. Expense reimbursements related to advisory activities are recorded as a reduction of related expenses.

The Company participated in an underwriting during 2008 in which Lehman Brothers, Inc. was the syndicate manager. Lehman Brothers, Inc. filed bankruptcy during 2008 prior to final settlement with the Company. The Company recorded an allowance for doubtful accounts for the entire amount of the receivable from this transaction of $290,000 at December 31, 2008, and the investment banking revenues were reduced by this amount in the Statement of Income for 2008. The Company filed a claim as an unsecured creditor to the bankruptcy in 2009. Settlement proceeds, if any, will be recorded as revenue when received.

Gain on Insurance Recovery

During 2009, the Company settled an insurance claim for damaged office equipment at its Houston office due to Hurricane Ike which occurred in 2008. As a result, the Company recorded a gain on involuntary conversion of non-monetary assets in the amount of $21,011 in the 2009 Statement of Income.

Depreciation and Amortization

Equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful life of the asset, which ranges from three to eight years. Leasehold improvements are amortized using the straight-line method over the remaining life of the lease. Maintenance and repair costs are expensed as incurred. Depreciation and amortization expense was $44,408 and $41,043 for the years ended December 31, 2009 and 2008, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Depreciation and Amortization - continued

	2009	2008
Leasehold improvements	$ 289,938	$ 285,050
Equipment	373,963	429,906
Total	663,901	714,956
Less accumulated depreciation	(457,849)	(510,495)
	$ 206,052	$ 204,461

NOTE 2 - STOCK PURCHASE/COMMITMENTS

On December 1, 2005, all of the Company's issued and outstanding stock was purchased by a group led by Company management and organized as Poydras Capital, L.L.C. (a Delaware Limited Liability Company). Citigroup, Inc. was the seller pursuant to their purchase of the stock from Legg Mason, Inc. (the Former Parent Company) on the same day. The purchase price included a substantial cash payment at closing and includes additional contingent payments, as defined, to be made based on rates ranging from 0% - 10% of gross revenues earned by the Company during calendar years 2006 through 2010. Certain provisions of the stock purchase agreement required Poydras Capital, L.L.C. to fund an escrow account with monthly deposits ranging from 6% to 10% of monthly earn-out revenues, as defined, of the Company beginning January, 2006 and continuing through December, 2009. The Company paid monthly dividends to Poydras Capital, L.L.C. to fund the required deposits into the escrow agreement in 2006, 2007, and 2008. The Company had declared $0 and $3,606,584 of dividends, respectively, to Poydras Capital, L.L.C. with regard to funding the escrow account for the years ended December 31, 2009 and 2008.

For years 2009 and 2010, the stock purchase agreement requires the Company to make additional payments of 10% of total revenue only if total annual revenue exceeds $35 million in either year. The Company is obligated to fund the required deposits based on a monthly calculation as defined in the agreement. The Company plans to monitor compliance with the agreement and declare the appropriate dividends to Poydras Capital, L.L.C.

NOTE 3 - RELATED PARTY TRANSACTIONS

At December 31, 2009 and 2008, the Company had a balance of $120,678 due from its parent, Poydras Capital, L.L.C. classified as accounts receivable - related party regarding payments made by the Company for professional fees associated with the stock purchase.

Included in interest expense for the years ended December 31, 2009 and 2008 is $207,508 and $192,617, respectively, paid to members of the stockholder with regard to the Company's subordinated borrowings. The accrued interest payable-members balances of $84,563 and $81,600 at December 31, 2009 and 2008 are also related to these subordinated borrowings.

NOTE 4 - SUBORDINATED BORROWINGS

A subordinated agreement is a contract between a broker/dealer (the borrower) and an investor (the lender) pursuant to which the lender lends money and/or securities to the broker/dealer. The proceeds of this loan can be used by the broker/dealer almost entirely without restriction. The lender agrees that if the broker/dealer does not meet its contractual obligations, his/her claim against the broker/dealer will be subordinate to the claims of other parties, including claims for unpaid wages. Subordination agreements add to the firm's capital and thus strengthen its financial condition.

Subordinated Loans - the Company entered into several subordinated loan agreements with certain members of its stockholder. The subordinated loans bore interest at 6% and were due on January 31, 2009. The outstanding balances at December 31, 2009 and 2008 are $0 and $284,564, respectively.

Secured Demand Notes (SDN) - a secured demand note is a promissory note in which the lender agrees to give cash to the broker/dealer on demand during the term of the SDN. This promissory note must be backed by collateral, generally the lender's securities. The lender retains his/her status as beneficial owner of the collateral, but the securities must be in the possession of the broker/dealer and registered in its name. As securities can fluctuate in value, the lender must maintain adequate collateral, so that when discounted according to a formula set forth by regulation, the value of the securities will be equal to or greater than the amount of the SDN. Terms of the promissory notes call for interest payable at 6.0%, and at December 31, 2009 and 2008, other terms and the amounts of secured demand notes outstanding and the collateral values were as follows:

NOTE 4 - SUBORDINATED BORROWINGS - Continued

	Balance at 12/31/09	Market Value of Collateral at 12/31/09
Secured demand notes-maturing January 31, 2012	$ 1,658,091	$ 1,778,383
Secured demand notes-maturing January 31, 2013	1,658,091	1,887,868
	$ 3,316,182	$ 3,666,251

	Balance at 12/31/08	Market Value of Collateral at 12/31/08
Secured demand notes-maturing January 31, 2009	$ 1,065,436	$ 1,213,596
Secured demand notes-maturing January 31, 2012	1,850,000	2,008,664
	$ 2,915,436	$ 3,222,260

The secured demand note collateral agreements and subordinated loan agreements for equity capital have been approved by the Financial Industry Regulatory Authority and are available in computing net capital under the Securities and Exchange Commission Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 - OFF BALANCE SHEET RISK

The Company had amounts on deposit in banks at December 31, 2009 and 2008 of $10,139,845 and $10,205,246, which exceeded the $250,000 federally insured limits and the $500,000 securities investor protection limits by $4,633,660 and $7,584,033, respectively.

NOTE 6 – LEASES

The Company leases office space in New Orleans and Houston under operating leases. Rent expense associated with these leases was $422,001 and $386,236 for the years ended December 31, 2009 and 2008, respectively. The Company's future minimum lease commitments under these operating leases as of December 31, 2009 are as follows:

NOTE 6 – LEASES - Continued

Year Ending December 31,	Amount
2010	$ 338,096
2011	275,022
2012	275,022
2013	275,022
2014	275,022
	$ 1,438,184

NOTE 7 - INCOME TAXES

Effective December 1, 2005, the Company elected to be a qualified Subchapter "S" subsidiary of its new parent, Poydras Capital, L.L.C., (see Note 2) which had previously elected to be taxed as an "S" corporation. Under these provisions, the Company does not pay federal and state income taxes on its taxable income. Instead, the members of Poydras Capital, L.L.C. are liable for federal and state income taxes on their respective shares of the Company's taxable income.

During 2009, the Company adopted Accounting Standards Codification ("ASC") 740-10 as it relates to uncertain tax positions. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, it provides guidance on derecognition, classification, and interest and penalties. No adjustments were required upon adoption.

NOTE 8 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined.

Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital, as defined, would fall below specified levels. At December 31, 2009 and 2008, the Company had net capital, as defined, of $8,257,883 and $9,796,893, respectively, which exceeded required net capital by $7,871,058 and $9,565,712, respectively.

The Company is exempt from the requirements of the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to Section (k)(2)(ii) of Rule 15c3-3 since the Company cleared all transactions with and for customers on a fully disclosed basis with a third party broker.

NOTE 9 - EMPLOYEE BENEFIT PLANS

Effective January 10, 2006, the Company began offering a defined contribution 401(k) profit-sharing plan. The plan covers substantially all employees who are at least 21 years of age. Participant contributions to the 401(k) plan are based on compensation and the employer matches 50% of employee contributions up to a maximum of $3,000. Contributions to the profit-sharing plan are made at management's discretion. The Company recognized $400,000 of expenses for both years ended December 31, 2009 and 2008 with regard to this plan.

NOTE 10 - REVOLVING SUBORDINATED LOAN AGREEMENT

On September 21, 2008, the Company executed a revolving subordinated loan agreement with a bank which allows for borrowings of up to $10,000,000. The agreement expired on September 21, 2009, and borrowings were unsecured and accrued interest at LIBOR plus 2.0 percent. On September 21, 2009, the Company renewed the loan agreement for borrowings of up to $10,000,000. The agreement expires on September 21, 2010, and borrowings are unsecured and will accrue interest at LIBOR plus 2.5 percent. The agreements were structured so that borrowings may qualify for additional regulatory capital when necessary for Company operating purposes. There were no borrowings under these agreements at December 31, 2009 or 2008.

NOTE 11 - SUBSEQUENT EVENTS

On January 4, 2010, the Board of Directors of Howard Weil, Inc. declared and made payable cash dividends in the amount of $1,000,000 to the Corporation's sole stockholder of record, Poydras Capital, L.L.C.

The Company has evaluated subsequent events through the date that the financial statements were available to be issued, which corresponds with the date of the independent auditors' report.

SUPPLEMENTAL SCHEDULES

HOWARD WEIL INCORPORATED

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2009

Total capital and allowable subordinated liabilities		$10,366,621
Deductions and/or charges:		
Non-allowable assets:		
Equipment and leasehold improvements, prepaid expenses and other assets, accounts receivable - related party		2,049,491
Other deductions and/or charges		13,000
Total Non-Allowable Assets		(2,062,491)
Net capital before haircuts on securities positions		8,304,130
Haircuts on security positions		(46,247)
NET CAPITAL		$ 8,257,883
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness	$5,802,377	
Net capital required (6 2/3% of aggregate indebtedness)	386,825	
Statutory minimum net capital requirement	100,000	
Net capital requirement (greater of computed or statutory amount)		$ 386,825
Excess net capital		7,871,058
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 7,677,645
Percentage of aggregate indebtedness to net capital		70.26%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Howard Weil Incorporated and included in the Company's amended unaudited Part II FOCUS filing as of the same date.

HOWARD WEIL INCORPORATED

COMPUTATION OF DETERMINATION FOR RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

OTHER INFORMATION

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR., CPA, CrFA
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Howard Weil Incorporated:

In planning and performing our audit of the financial statements and supplemental schedules of Howard Weil Incorporated (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002

CPAMERICA INTERNATIONAL

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville? LLC

Metairie, Louisiana
February 11, 2010

HOWARD WEIL INCORPORATED

FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULES
REPORT ON INTERNAL CONTROL

December 31, 2009 and 2008

HOWARD WEIL INCORPORATED

Independent Accountants' Report
on Applying Agreed-Upon Procedures Related
to an Entity's SIPC Assessment Reconciliation

December 31, 2009

HOWARD WEIL INCORPORATED

TABLE OF CONTENTS

December 31, 2009

PAGE

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR., CPA, CrFA
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of Howard Weil Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Howard Weil Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc and SIPC, solely to assist you and the other specified parties in evaluating Howard Weil Incorporated's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Howard Weil Incorporated's management is responsible for Howard Weil Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, including copies of checks and the related SIPC forms, noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC -7T for the period April 1, 2009 to December 31, 2009.

    a. We were unable to perform the above procedure due to the Form X-17A-5 being filed on a quarterly and not an annual basis. As an alternative procedure we did the following: Compared the Total Revenue amounts of the amended Form X-17A-5 for the quarter ended December 31, 2009 plus revenues reported in Form X-17A-5 for the quarters ending June 30, 2009 and September 30, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC 7-T with supporting schedules and working papers, including the general ledger and transaction detail, noting no differences; and

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, including the transaction detail for adjustments, Form SIPC-4, Form SIPC-6 and Form X-17A-5 for the quarters ending June 30, September 30 and amended Form X-17A-5 for the quarter ending December 31, 2009, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Metairie, LA
February 11, 2010

HOWARD WEIL

SCHEDULE OF ASSESSMENT AND PAYMENTS
TO THE SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE PERIOD FROM APRIL 1, 2009 TO DECEMBER 31, 2009

Description	**SIPC Agent**	**Check #**	**Check Date**	**Amount**	
FY 2009	None Addressed	6565	12/31/2008	$	150
Assessment 040109	None Addressed	7774	07/28/2009	$	20,909
				$	21,059